                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2000

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

          For the transition period from __________ to __________



                       Commission file number 001-15811

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN



                              MARKEL CORPORATION
                            A Virginia Corporation
                 IRS Employer Identification Number 54-1959284
                            4521 Highwoods Parkway
                          Glen Allen, Virginia 23060
                           Telephone (804) 747-0136

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                             Financial Statements
                          and Supplemental Schedules

                          December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                               Table of Contents


                                                                                            Page
Independent Auditors' Report                                                                  1

Statements of Assets Available for Benefits                                                   2

Statements of Changes in Assets Available for Benefits                                        3

Notes to Financial Statements                                                                 4

Schedules

Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2000           11

Schedule of Reportable Transactions - Year ended December 31, 2000                           12

                         Independent Auditors' Report

The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   KPMG LLP

Richmond, Virginia
June 8, 2001

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                  Statements of Assets Available for Benefits

                          December 31, 2000 and 1999

                                                 2000           1999
                                             ------------    -----------
Investments, at fair value (note 3):
     Mutual funds                            $ 57,125,624     57,011,606
     Markel Corporation common stock           25,613,691     20,953,775
     Loans receivable                           1,332,919      1,487,744
                                             ------------    -----------
          Total investments                    84,072,234     79,453,125
                                             ------------    -----------
Receivables:
     Employer's contribution                      386,713        359,250
     Participants' contributions                  322,292        278,773
                                             ------------    -----------
          Total receivables                       709,005        638,023
                                             ------------    -----------
          Assets available for benefits      $ 84,781,239     80,091,148
                                             ============    ===========

See accompanying notes to financial statements.

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

             Statements of Changes in Assets Available for Benefits

                    Years ended December 31, 2000 and 1999

                                                                              2000              1999
                                                                         ------------        ----------
Additions to (deductions from) assets attributed to:
     Investment income:
          Net depreciation in fair value of investments (note 3)         $ (1,767,540)       (1,506,321)
          Loan interest                                                       122,138           122,133
          Interest and dividends                                            4,510,127         4,565,785
                                                                         ------------        ----------
                                                                            2,864,725         3,181,597
                                                                         ------------        ----------
     Contributions (note 2):
          Employer                                                          3,339,776         3,000,488
          Participants                                                      3,374,041         3,606,906
                                                                         ------------        ----------
                                                                            6,713,817         6,607,394
                                                                         ------------        ----------
               Total additions                                              9,578,542         9,788,991
                                                                         ------------        ----------
Deductions from assets attributed to participant
  distributions and withdrawals                                            (6,263,726)       (4,248,619)

Transfers from other qualified plans (note 6)                               1,375,275         4,360,137
                                                                         ------------        ----------
               Net increase                                                 4,690,091         9,900,509

Assets available for benefits:
     Beginning of year                                                     80,091,148        70,190,639
                                                                         ------------        ----------
     End of year                                                         $ 84,781,239        80,091,148
                                                                         ============        ==========

See accompanying notes to financial statements.

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999

(1)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

     (a)  Basis of Presentation

          The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned; plan benefits and withdrawals are recorded when paid and net appreciation and depreciation of investments are recognized as they occur. Loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

     (b)  Use of Estimates

          Accounting principles generally accepted in the United States of America require the Administrative Committee of the Plan to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

     (c)  Investments

          The fair value of Markel Corporation common stock is based upon the quoted price of stock as of the end of each year.

          Investments in mutual funds are valued according to net asset values of the funds on the basis of fair values of the assets and liabilities thereof. Loans receivable are valued at the principal amount outstanding which approximates fair value.

          The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the statements of changes in assets available for benefits as appreciation or depreciation in the fair value of investments.

          The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have had a material impact on the accompanying financial statements.

     (d)  Income Taxes

          The Plan is in receipt of a favorable determination letter dated February 18, 1997, issued pursuant to Revenue Procedure 93-39, under
          Section 401(a) of the Internal Revenue Code, and the related trust is considered exempt from taxation under the provisions of Section 501(a). In addition, the plan administrator believes the Plan operated in compliance with the plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions or investment earnings related to these contributions when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

          Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capita1 gains realized by it or any unrealized appreciation on investments.

                                       4                             (Continued)

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(2)  Summary of Significant Provisions of the Plan

     The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (a)  General

     The Plan is a defined contribution plan covering all employees of Markel Corporation and its wholly-owned domestic subsidiaries (the Company). Employees, age eighteen or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company, with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investment Institutional Services Company, Inc. (the Trustee).

     (b)  Contributions

     Each year, the Company is obligated to contribute to the Plan, subject to certain limitations, an amount equal to 6% of each participant's compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's compensation for any such year. Participants may contribute, in whole percentage increments, up to 15% of their annual compensation, excluding bonuses, on a pre-tax basis. The allocation of both employer and participant contributions to the various funds is based upon the individual participant's election. However, one-third of the employer's contribution, representing up to 3% of a participant's annual compensation, will be allocated to a restricted Company Stock Fund.

     Participant contributions, as shown in the accompanying statements of changes in assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $103,839 and $741,807 for the years ended December 31, 2000 and 1999, respectively.

     (c)  Participant Accounts

     Each participant's account is credited with the participant's and Company's contributions and earnings of the Plan. The posting of earnings is made on a quarterly or more frequent basis.

     (d)  Vesting and Plan Termination

     Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions is based on years of service as follows:

           Years of vesting service                   Vested percentage
           ------------------------                   -----------------
          Less than two years of service                      0%
          Two years of service                               20%
          Three years of service                             50%
          Four or more years of service                     100%

                                       5                             (Continued)

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     In accordance with the provisions of the Plan, any portion of the Company's contributions that has not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions. For the years ended December 31, 2000 and 1999, forfeited amounts totaled $110,849 and $130,669, respectively.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(e)  Payment of Benefits

     Upon termination of service, participants may receive a lump sum amount equal to the value of their vested account within 45 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

(f)  Participant Loans

     The Plan contains a provision for loans to participants with the plan administrator's consent. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to the lesser of $30,000 or 30% of the vested value of the participant's account or under certain conditions up to a maximum of the lesser of $50,000 or 50%. Loans bear interest and are repayable in accordance with terms established by the Plan.

(g)  Investment Options

     The Plan offers nine investment fund options - the Company Stock Fund, the Fidelity Magellan Fund, the Fidelity Intermediate Bond Fund, the Fidelity Equity Income Fund, the Fidelity Puritan Fund, the Fidelity Retirement Money Market Portfolio, the Fidelity Stock Selector Fund, the Fidelity Contrafund and the Fidelity Overseas Fund. Participants in the Plan are able to direct into which Fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily.

(h)  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation.

                                       6                      (Continued)

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(3)  Investments

     The Plan's investments are held by a trustee-administered trust fund. The following tables present the fair values of investments at December 31, 2000 and 1999 representing five percent or more of the Plan's assets at the end of the respective years:

                                                       December 31, 2000
                                                   -------------------------
                                                    Number of
                                                    shares or        Fair
                                                      units          value
                                                    -----------  ------------
Markel Corporation common stock                      141,512     $ 25,613,691

Mutual funds:
     Fidelity Magellan Fund                          147,592       17,607,691
     Fidelity Equity Income Fund                     157,698        8,425,826
     Fidelity Puritan Fund                           449,562        8,465,255
     Fidelity Retirement Money Market Portfolio    6,455,234        6,455,234
     Fidelity Stock Selector Fund                    280,756        6,973,983

                                                         December 31, 1999
                                                   ----------------------------
                                                    Number of
                                                    shares or        Fair
                                                      units          value
                                                   -----------  ------------
Markel Corporation common stock                      135,186       20,953,775

Mutual funds:
     Fidelity Magellan Fund                          138,909       18,979,091
     Fidelity Equity Income Fund                     162,076        8,667,817
     Fidelity Puritan Fund                           436,159        8,300,106
     Fidelity Retirement Money Market Portfolio    6,918,660        6,918,660
     Fidelity Stock Selector Fund                    217,561        6,961,962

                                       7                          (Continued)

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) depreciated in fair value by $1,767,540 and $1,506,321, respectively, as follows:

                                                                                         Year ended
                                                                                         December 31,
                                                                                -----------------------------
                                                                                     2000           1999
                                                                                -------------  --------------
     Markel Corporation common stock                                             $ 3,826,468     (3,487,801)

     Mutual funds:
       Fidelity Magellan Fund                                                     (2,553,499)     1,842,748
       Fidelity Intermediate Bond Fund                                               100,901       (157,478)
       Fidelity Equity Income Fund                                                   (58,087)      (263,161)
       Fidelity Puritan Fund                                                         (99,387)      (438,396)
       Fidelity Stock Selector Fund                                               (1,734,829)       671,869
       Fidelity Contrafund                                                          (728,412)       115,009
       Fidelity Overseas Fund                                                       (520,695)       210,889
                                                                                ------------   ------------

               Net change in fair value                                          $(1,767,540)    (1,506,321)
                                                                                ============   ============

(4)  Administrative Expenses

     The administrative expenses of the Plan have been paid by the Company to the Trustee. Expenses paid by the Company totaled approximately $39,895 and $91,545 for the years ended December 31, 2000 and 1999, respectively.

(5)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                                         December 31,
                                                                                -----------------------------
                                                                                     2000           1999
                                                                                -------------  --------------
     Assets available for benefits per the financial statements                 $  84,781,239    80,091,148
     Amounts allocated to withdrawing participants                                   (903,703)   (1,029,580)
                                                                                -------------  ------------
     Assets available for benefits per the Form 5500                            $  83,877,536    79,061,568
                                                                                =============  ============

                                       8                             (Continued)

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                      Year ended December 31,
                                                                                   -----------------------------
                                                                                         2000          1999
                                                                                   -------------  --------------
     Benefits paid to participants per the financial statements                    $   6,263,726      4,248,619
     Add amounts allocated to withdrawing participants at
        the end of the year                                                              903,703      1,029,580
     Less amounts allocated to withdrawing participants at
        the end of the prior year                                                      1,029,580      1,374,563
                                                                                   -------------  -------------
     Benefits paid to participants per the Form 5500                               $   6,137,849      3,903,636
                                                                                   =============  =============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(6)  Transfers from Other Qualified Plans

     In conjunction with the Company's acquisition of certain renewal rights acquired from Acceptance Insurance Companies, Inc. (Acceptance), the Company agreed to employ approximately 55 Acceptance employees. Former Acceptance employees became eligible to participate in the Plan effective March 1, 2000. Additionally, the Plan received assets valued at $1,375,275 in a trustee-to-trustee transfer from the Acceptance Insurance Companies, Inc. Tax-Deferred Savings Plan. These assets were merged into the Plan effective July 1, 2000.

     Effective January 15, 1999, Gryphon Holdings, Inc. (Gryphon) was acquired by the Company, becoming a wholly-owned subsidiary. As a result of the acquisition, all assets of the Gryphon Holdings, Inc. 401(k) and Savings Plan were merged into the Plan on December 31, 1999. Former Gryphon employees began contributing to the Plan on March 1, 1999.

(7)  Nonparticipant-Directed Investments

     Information about the assets available for benefits and the changes in assets available for benefits for the nonparticipant-directed investments as of and for the year ended December 31, 2000 is as follows:

     Assets available for benefits - Markel Corporation common stock                               $  12,349,206
                                                                                                   =============

     Changes in assets:
       Interest                                                                                    $         968
       Net appreciation in fair value of investments                                                   1,801,188
       Employer contributions                                                                          1,150,481
       Distributions of benefits and withdrawal                                                         (690,570)
                                                                                                   -------------

               Net increase in assets available for benefits                                       $   2,262,067
                                                                                                   =============

                                       9                             (Continued)

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(8)  Related Party Transactions

     The Plan owned 141,512 shares of Markel Corporation common stock as of December 31, 2000, which had a cost basis of $11,825,017 and a fair value of $25,613,691. During the year, 20,257 shares of Markel Corporation common stock were purchased at a total cost of $2,870,980 and 13,931 shares, with a cost basis of $1,307,730, were sold for $2,037,532.

     Certain Plan investments are units of mutual funds managed by the Trustee, a party-in-interest.

(9)  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management of the Plan has determined that SFAS No. 133 will have no impact on the Plan Financial statements.

                                                                      Schedule 1
                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

 Identity of issue,
borrower, lessor or            Description of investment including maturity date,               Current
   similar party              rate of interest, collateral, par or maturity value                value
----------------------      ----------------------------------------------------------    -----------------
Markel Corporation*          141,512 shares of Markel Corporation common stock,
                              cost of $11,825,017                                          $    25,613,691

Mutual funds:
 Fidelity Investments*       147,592 shares of Fidelity Magellan Fund                           17,607,691

 Fidelity Investments*       374,046 shares of Fidelity Intermediate Bond Fund                   3,755,425

 Fidelity Investments*       157,698 shares of Fidelity Equity Income Fund                       8,425,826

 Fidelity Investments*       449,562 shares of Fidelity Puritan Fund                             8,465,255

 Fidelity Investments*       6,455,234 shares of Fidelity Retirement Money Market
                             Portfolio                                                           6,455,234

 Fidelity Investments*       280,756 shares of Fidelity Stock Selector Fund                      6,973,983

 Fidelity Investments*       79,251 shares of Fidelity Contrafund                                3,896,771

 Fidelity Investments*       44,965 shares of Fidelity Overseas Fund                             1,545,439
                                                                                          -----------------
     Total mutual funds                                                                         57,125,624

Markel Corporation           $1,332,919 in loan receivables from participants with
 Retirement Savings Plan*     interest rates of prime + 1% or 2%                                 1,332,919
                                                                                          -----------------
     Total investments                                                                     $    84,072,234
                                                                                          =================

* Party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                      Schedule of Reportable Transactions

                         Year ended December 31, 2000

                                                                                                                Current
                                                                                       Expense                   value
                                                                                       incurred                of asset on
   Identity of                                      Purchase    Selling    Lease         with        Cost of   transaction     Net
  party involved         Description of assets       price       price     rental     transaction     asset       date         gain
-------------------- ---------------------------- ----------- ---------- ---------- --------------- --------- -------------- -------
        *** No reportable transactions ***

See accompanying independent auditors' report.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.


                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN


                   By:  /s/ Pamela J. Perrott
                   ------------------------
                        Administrative Committee Member


Date:  June 22, 2001

                                       1